Exhibit 99.1

New Gold Achieves Updated Production Guidance

Provides Notice of Release of Fourth Quarter Financial Results and 2023 Operational Outlook

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, Jan. 10, 2023 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) reports fourth quarter and annual operational results for the Company as of December 31, 2022. The Company is also providing notice that it will release its fourth quarter and full year 2022 financial results and 2023 operational outlook before markets open on Thursday, February 16, 2023.

"New Gold was faced with several challenges in 2022, but our teams remained resilient executing on our plans, and as a result, our operations met all updated production guidance targets", stated Patrick Godin, President and CEO. "In the fourth quarter, Rainy River delivered the strongest quarter of the year, driven by a 25% increase in quarter-over-quarter grades as higher grade underground ore was introduced to the mill, which was partially offset by lower throughput. At New Afton, the team achieved revised guidance for both copper and gold, and successfully ramped up B3 production to the targeted rate of 8,000 tonnes per day, ahead of plan. New Gold and its operations exit 2022 on a strong note, well positioned for the new year."

Operational Highlights

Consolidated	Q4 2022	FY 2022	2022 Revised Guidance
Gold eq. production (ounces)[1]	97,824	347,054	325,000 - 365,000
Gold production (ounces)	80,694	271,373	260,000 - 290,000
Copper production (Mlbs)	6.9	31.1	25 - 35

Rainy River Mine	Q4 2022	FY 2022	2022 Revised Guidance
Gold eq. production (ounces)[1]	71,221	235,194	230,000 - 250,000
Gold production (ounces)	69,753	229,822	225,000 - 245,000

New Afton Mine	Q4 2022	FY 2022	2022 Revised Guidance
Gold eq. production (ounces)[1]	26,603	111,860	95,000 - 115,000
Gold production (ounces)	10,941	41,551	35,000 - 45,000
Copper production (Mlbs)	6.9	31.1	25 - 35
1. Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q4 2022 includes production of 110,133 ounces of silver converted to a gold eq. based on a ratio of $1,800 per gold ounce and $24.00 per silver ounce used for 2022 guidance estimates. Gold eq. ounces for New Afton in Q4 2022 includes 6.9 million pounds of copper produced and 18,012 ounces of silver produced converted to a gold eq. based on a ratio of $1,800 per gold ounce, $4.00 per copper pound and $24.00 per silver ounce used for 2022 guidance estimates.

Operating Key Performance Indicators

Rainy River Mine	Q4 2022	Q4 2021	FY 2022	FY 2021
Tonnes mined per day (ore and waste)	110,536	129,775	112,826	147,131
Ore tonnes mined per day	34,667	33,885	22,965	39,716
Operating waste tonnes per day	56,547	62,348	39,017	71,869
Capitalized waste tonnes per day	19,323	33,542	50,843	35,546
Total waste tonnes per day	75,870	95,890	89,860	107,415
Strip ratio (waste:ore)	2.19	2.83	3.91	2.70
Tonnes milled per calendar day	22,225	24,492	23,568	25,342
Gold grade milled (g/t)	1.16	1.03	0.91	0.88
Gold recovery (%)	92	92	91	89
Gold eq. production (ounces)[1]	71,221	70,500	235,194	242,961
Gold production (ounces)	69,753	68,356	229,822	234,469

New Afton Mine	Q4 2022	Q4 2021	FY 2022	FY 2021
Tonnes mined per day (ore and waste)	7,978	13,705	7,003	13,271
Tonnes milled per calendar day	6,938	13,125	9,105	13,386
Gold grade milled (g/t)	0.62	0.41	0.47	0.41
Gold recovery (%)	86	81	84	81
Copper grade milled (%)	0.57	0.67	0.51	0.70
Copper recovery (%)	87	80	83	81
Gold eq. production (ounces)[1]	26,603	41,074	111,860	175,972
Gold production (ounces)	10,941	12,716	41,551	52,452
Copper production (Mlbs)	6.9	14.2	31.1	61.7

Fourth Quarter 2022 Conference Call and Webcast

The Company will release its fourth quarter 2022 financial results before markets open on Thursday, February 16, 2023. A conference call and webcast will follow at 8:30 am Eastern Time.

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/mX1v9XP9zGK
  Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 24329001
  To join the conference call without operator assistance, you may register and enter your phone number at https://connectnow1.accutel.com/EventMeet/rest/users/login?password=h5hnf4cq8qa76 to receive an instant automated call back.
  A recorded playback of the conference call will be available until March 16, 2023 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 329001. An archived webcast will also be available at www.newgold.com.

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds an approximately 5% equity stake in Artemis Gold Inc. and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the anticipated timing with respect to the release of its fourth quarter and full year 2022 financial results and 2023 operational outlook and the associated conference call and webcast; and New Gold and its operations being well positioned for the new year.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates and the grade of gold, silver and copper expected to be mined and the grade of gold, copper and silver expected to be mined; (4) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; and (5) there being no material disruption to the Company's supply chains and workforce at either the Rainy River Mine or New Afton Mine relating to COVID-19 or otherwise that would interfere with the Company's anticipated course of action at its operations.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: obtaining the necessary permits for the New Afton C-Zone; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company's supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information contained in this news release has been reviewed and approved by John Ritter, General Manager of the New Afton Mine and Gord Simms, General Manager of the Rainy River Mine.  Mr. Ritter is a Professional Engineer and member of the Engineers and Geoscientists BC and Mr. Simms is a Professional Engineer and member of the Engineers and Geoscientists BC. Mr. Ritter and Mr. Simms are each a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

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SOURCE New Gold Inc.

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%CIK: 0000800166

For further information: Ankit Shah, Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 07:00e 10-JAN-23